                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               GALEY & LORD, INC.

                                (Name of Issuer)


                                  COMMON STOCK

                         (Title of Class of Securities)


                                   36353K-10-3

                                 (CUSIP Number)


                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 17, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)




                                  (Page 1 of 7)

CUSIP No. 36352K-10-3                  13D                     Page 2 of 7 Pages


    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Citicorp Venture Capital, Ltd.
       13-2598089

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /

    3  SEC USE ONLY

    4  SOURCE OF FUNDS*

       WC

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         / /

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

               7  SOLE VOTING POWER
  NUMBER OF
   SHARES      8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        5,556,102
    EACH
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER

                  5,556,102

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,556,102

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               / /

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.67%

   14  TYPE OF REPORTING PERSON*

       CO

CUSIP No. 36352K-10-3                  13D                     Page 3 of 7 Pages


    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Citibank, N.A.
       13-5266470

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /

    3  SEC USE ONLY

    4  SOURCE OF FUNDS*

       OO

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         / /

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

               7  SOLE VOTING POWER
  NUMBER OF
   SHARES      8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        5,556,102
    EACH
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER

                  5,556,102

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,556,102

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               / /

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.67%

   14  TYPE OF REPORTING PERSON*

       BK

CUSIP No. 36352K-10-3                  13D                     Page 4 of 7 Pages


    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Citicorp
       06-1515595

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /

    3  SEC USE ONLY

    4  SOURCE OF FUNDS*

       OO

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         / /

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

               7  SOLE VOTING POWER
  NUMBER OF
   SHARES      8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        5,556,102
    EACH
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER

                  5,556,102

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,556,102

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               / /

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.67%

   14  TYPE OF REPORTING PERSON*

       HC




                                  (Page 4 of 7)

CUSIP No. 36352K-10-3                  13D                     Page 5 of 7 Pages


    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Citigroup Inc.

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /

    3  SEC USE ONLY

    4  SOURCE OF FUNDS*

       OO

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         / /

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

               7  SOLE VOTING POWER
  NUMBER OF
   SHARES      8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        5,558,735
    EACH
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER

                  5,558,735

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,558,735

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               / /

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.70 %

   14  TYPE OF REPORTING PERSON*

       HC




                                  (Page 5 of 7)

                  This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends the 13D originally filed on April 2, 1999, as amended by Amendment No. 1 to Schedule 13D filed on May 25, 1999, Amendment No. 2 to Schedule 13D filed on June 22, 1999, Amendment No. 3 to Schedule 13D filed on August 6, 1999 and Amendment No. 4 to Schedule 13D filed on September 9, 1999, with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

                  This Amendment No. 5 relates to the Common Stock, par value $.01 per share of (the "Common Stock"), of Galey & Lord, Inc., a Delaware corporation ("Issuer"). Amendment No. 5 is being filed due to the purchase by Citicorp Venture Capital, Ltd. ("CVC") of a certain number of shares of the Issuer's Common Stock.

                  Item 5(a)-(b) is hereby amended in its entirety as follows:

                  (a)-(b) As of the close of business on September 17, 1999, CVC beneficially owns 5,556,102 shares of Common Stock, representing approximately 46.67% of the outstanding shares of such class, of which it has shared voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 5,556,102 shares of Common Stock, representing approximately 46.67% of the outstanding shares of such class as to which each has shared voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries (including those described in the second paragraph of Item 4) beneficially owns 5,558,735 shares of Common Stock representing approximately 46.7% of the outstanding shares of such class as to which it has shared voting and dispositive powers.

                  Item 5(c) is hereby amended by adding the following sentences to the end of the paragraph:

                  On September 9, 1999, CVC acquired 40,000 shares of Common Stock for an average price of $4.00 per share in the public market. On September 10, 1999, CVC acquired 8,000 shares of Common Stock for an average price of $3.9375 per share in the public market. On September 13, 1999, CVC acquired 15,000 shares of Common Stock for an average price of $3.946 per share in the public market. On September 14, 1999, CVC acquired 5,000 shares of Common Stock for an average price of $3.80 per share in the public market. On September 15, 1999, CVC acquired 3,900 shares of Common Stock for an average price of $3.80 per share in the public market. On September 17, 1999, CVC acquired 200,000 shares of Common Stock for an average price of $3.30 per share in the public market.




                                  (Page 6 of 7)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 21, 1999


                                   CITICORP VENTURE CAPITAL, LTD.


                                   By:      /s/ Lauren Connelly
                                            ------------------------------------
                                   Name:    Lauren Connelly
                                   Title:   Vice President


                                   CITIBANK, N.A.


                                   By:      /s/ Kenneth Cohen
                                            ------------------------------------
                                   Name:    Kenneth Cohen
                                   Title:   Vice President & Assistant Secretary


                                   CITICORP


                                   By:      /s/ Kenneth Cohen
                                            ------------------------------------
                                   Name:    Kenneth Cohen
                                   Title:   Assistant Secretary


                                   CITIGROUP INC.


                                   By:      /s/ Gail Wilson
                                            ------------------------------------
                                   Name:    Gail Wilson
                                   Title:   Assistant Secretary





                                  (Page 7 of 7)